SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Partial Correction to the “Information Materials for the 63rd Annual General Meeting of Shareholders”

EXPLANATORY NOTE: ORIX Corporation hereby amends its report on Form 6-K/A furnished to the SEC on May 27, 2026 (the “Prior Amendment”), which amended its report on Form 6-K furnished on May 26, 2026 (the “Original Form 6-K”), solely to correct three figures in the Information Materials included as Exhibit 99.2 to the Original Form 6-K, as shown in Exhibit 99.1 hereto. Other than the filing of Exhibits 99.1, 99.2 and 99.3, no part of the Prior Amendment or the Original Form 6-K is being amended hereby.

2.	Notice of the 63rd Annual General Meeting of Shareholders

EXPLANATORY NOTE: ORIX Corporation hereby amends its report on Form 6-K/A furnished to the SEC on May 27, 2026 (the “Prior Amendment”), which amended its report on Form 6-K furnished on May 26, 2026 (the “Original Form 6-K”), solely to add one page to disclose the correction of three figures in the Information Materials included as Exhibit 99.2 to the Original Form 6-K, as shown in Exhibit 99.1 hereto. The updated Notice is included as Exhibit 99.2 hereto. Other than the filing of Exhibits 99.1, 99.2 and 99.3, no part of the Prior Amendment or the Original Form 6-K is being amended hereby.

3.	Information Materials for the 63rd Annual General Meeting of Shareholders

EXPLANATORY NOTE: ORIX Corporation hereby amends its report on Form 6-K/A furnished to the SEC on May 27, 2026 (the “Prior Amendment”), which amended its report on Form 6-K furnished on May 26, 2026 (the “Original Form 6-K”), solely to correct three figures in the Information Materials included as Exhibit 99.2 to the Original Form 6-K, as shown in Exhibit 99.1 hereto. The updated Information Materials are included as Exhibit 99.3 hereto. Other than the filing of Exhibits 99.1, 99.2 and 99.3, no part of the Prior Amendment or the Original Form 6-K is being amended hereby.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 22, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer, Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation